UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended September 30, 2005

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)

Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply Company, LLC	(4)

Buchanan Energy Company of Virginia, LLC	(5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply Development Services, LLC	(6)	Energy	October 11, 2001	Delaware	100%

Nature of Business:

(1)   Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly approximately 98.60% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3)   Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.

(4) Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.

(5)   Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.

(6) Allegheny Energy Supply Development Services, LLC was formed to develop electric generation facilities. No facilities are currently in development.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

(In thousands)
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$56	$102	$--	$158
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$13	$379	$--	$392

Allegheny Energy Service Corporation	Allegheny Energy Supply Company, LLC	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$7,190	$24,479	$--	$31,669

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(In thousands)

Investments in energy-related companies:

Total consolidated capitalization as of September 30, 2005	$5,990,303		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$898,545		line 2

Greater of $50.0 million or line 2		$898,545	line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Allegheny Ventures, Inc.: (including Allegheny Energy Solutions, Inc.)	$11,512
Allegheny Energy Supply Company, LLC: (including, Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC)	$29,698

Total current aggregate investment		$41,210	line 4

Difference between the greater of $50.0 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$857,335	line 5

Investments in gas-related companies:

None.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A) Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statement of Operations for the Three and Nine Months Ended September 30, 2005

Allegheny Energy Solutions, Inc. Balance Sheet at September 30, 2005

Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2005

Allegheny Ventures, Inc. Consolidated Balance Sheet at September 30, 2005

Buchanan Energy of Virginia, LLC Statements of Operations for the Three and Nine Months Ended September 30, 2005

Buchanan Energy of Virginia, LLC Balance Sheet at September 30, 2005

Allegheny Energy Supply Development Services, LLC Balance Sheet at September 30, 2005

Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2005

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at September 30, 2005

ALLEGHENY ENERGY SOLUTIONS, INC

STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Nine Months Ended
(In thousands)	September 30, 2005	September 30, 2005

Operating revenues	$10,048	$19,343

Operating expenses:
Operations and maintenance	9,721	18,768
Depreciation and amortization	43	129
Taxes other than income taxes	13	62
Total operating expenses	9,777	18,959

Operating income	271	384

Other income, net	22	42

Interest (income) expense	(2)	14

Income before income taxes	295	412

Income tax expense	1,080	157

Net (loss) income	$(785)	$255

ALLEGHENY ENERGY SOLUTIONS, INC

BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005
ASSETS
Current assets:
Cash and cash equivalents	$1,540
Accounts receivable:
Accounts payable to affiliates, net	(80)
Other	731
Allowance for uncollectible accounts	(4)
Other current assets	441
Total current assets	2,628

Property, plant and equipment, net:
In service, at original cost	860
Accumulated depreciation	(473)
Total property, plant and equipment, net	387

Other assets	26

Total assets	$3,041

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Other accounts payable	1,637
Affiliated accounts payable	63
Accrued taxes	(419)
Other current liabilities	606
Total current liabilities	1,887

Deferred income taxes	(2,291)

Stockholder’s equity	3,445

Total liabilities and stockholder’s equity	$3,041

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Nine Months Ended
(In thousands)	September 30, 2005	September 30, 2005

Operating revenues	$12,752	$28,180

Operating expenses:
Operations and maintenance	27,092	43,006
Depreciation and amortization	670	1,911
Taxes other than income taxes	189	597
Total operating expenses	27,951	45,514

Operating loss	(15,199)	(17,335)

Other income and expenses, net	(159)	3,555

Net interest income	(22)	(186)

(Loss) before income taxes	(15,336)	(13,593)

Income tax benefit	(4,499)	(5,563)

Net (loss)	$(10,837)	$(8,030)

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005
ASSETS
Current assets:
Cash and cash equivalents	$6,516
Accounts receivable:
Customer	1,408
Other	2,174
Allowance for uncollectible accounts	(34)
Materials and supplies	2,443
Prepaid taxes	177
Other	460
Total current assets	13,144

Property, plant and equipment, net:
In service, at original cost	44,608
Accumulated depreciation	(10,605)
Subtotal	34,003
Construction work in progress	(534)
Total property, plant and equipment, net	33,469

Investments and other assets:
Unregulated investments	3,061
Other	360
Total investments and other assets	3,421

Deferred charges	45

Total assets	$50,079

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Other accounts payable	$18,794
Accounts payable to affiliates, net	707
Accrued taxes	(3,731)
Other current liabilities	(2,169)
Total current liabilities	13,601

Deferred credits:
Income tax credits	(24,442)
Other	1,062
Total deferred credits	(23,380)

Stockholder’s equity	59,858

Total liabilities and stockholder’s equity	$50,079

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Nine Months Ended
(In thousands)	September 30, 2005	September 30, 2005

Operating revenues	$--	$--

Operating expenses	--	--

Operating income	--	--

Other income and expenses, net	(14)	(133)

Loss before income taxes	(14)	(133)

Income tax benefit	(5)	(48)

Net loss	$(9)	$(85)

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005
ASSETS
Cash	$343

Unregulated investments	25,300

Total assets	$25,643

LIABILITIES AND MEMBER’S EQUITY
Accrued taxes	$(865)

Deferred income taxes	1,703

Member’s equity	24,805

Total liabilities and member’s equity	$25,643

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005
ASSETS
Accounts receivable from affiliates, net	$67

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable to affiliates, net	741
Accrued taxes	(656)
Total current liabilities	85

Deferred income taxes	(4,911)

Member’s equity	4,893

Total liabilities and member’s equity	$67

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Nine Months Ended
(In thousands)	September 30, 2005	September 30, 2005

Operating revenues	$387,892	$1,064,348

Operating expenses:
Fuel consumed in electric generation	165,738	430,767
Purchased power and transmission	2,874	46,383
Operations and maintenance	52,911	191,334
Depreciation and amortization	29,585	88,336
Taxes other than income taxes	14,316	42,921
Total operating expenses	265,424	799,741

Operating income	122,468	264,607

Other income and expenses, net	2,245	15,949

Interest expense	77,850	169,178

Income from continuing operations before
income taxes and minority interest	46,863	111,378

Income tax expense from continuing operations	13,265	32,472

Minority interest in net income of subsidiaries	1,703	5,176

Income from continuing operations	31,895	73,730

Loss from discontinued operations, net of tax	(927)	(9,374)

Net Income	$30,968	$64,356

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005

ASSETS
Current assets:
Cash and cash equivalents	$52,845
Accounts receivable:
Wholesale and other	55,961
Allowance for uncollectible accounts	(1,717)
Note receivable from affiliate	23,294
Materials and supplies	46,029
Fuel	47,148
Deferred income taxes	64,385
Prepaid taxes	17,966
Assets held for sale	1,521
Commodity contracts	11,862
Collateral deposits	132,246
Restricted funds	1,835
Other	4,752
Total current assets	458,127

Property, plant and equipment, net:
Generation	4,721,330
Transmission	83,030
Other	18,498
Accumulated depreciation	(2,282,146)
Subtotal	2,540,712
Construction work in progress	63,407
Total property, plant and equipment, net	2,604,119

Investments and other assets:
Assets held for sale	46,998
Goodwill	367,287
Investments in unconsolidated affiliate	25,300
Other	18,242
Total investments and other assets	457,827

Deferred charges:
Commodity contracts	1,608
Other	23,504
Total deferred charges	25,112

Total assets	$3,545,185

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

(unaudited)

September 30,
(In thousands)	2005

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$2,673
Accounts payable	88,627
Accounts payable to affiliates, net	5,165
Accrued taxes	24,706
Commodity contracts	98,456
Accrued interest	34,464
Other	8,352
Total current liabilities	262,443

Long-term debt	2,422,955

Deferred credits and other liabilities:
Commodity contracts	35,787
Investment tax credit	55,301
Deferred income taxes	40,697
Other	114,074
Total deferred credits and other liabilities	245,859

Minority interest	47,509

Members’ equity	566,419

Total liabilities and members’ equity	$3,545,185

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
November 29, 2005		Chief Accounting Officer